E:	lou@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

November 15, 2019

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kiromic, Inc.
Confidential Submission of the Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Kiromic, Inc., a Delaware corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s common stock. The common stock is expected to be listed on the Nasdaq Stock Market.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2018 and 2017 and for the years then ended.

The Company is also submitting herewith, for review by the staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:	Maurizio Chiriva Internati, Chief Executive Officer
Kiromic, Inc.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036